Bankers Trust
Corporate Trust & Agency Services

Deutsche Bank

Dec. 30, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance De[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

03003067

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Bankers Trust Company
As Depositary

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Attached:

- **Interim Results for Six Months Ending 30-Sept-2002**

HANNY HOLDINGS LIMITED
VISIONS AHEAD 錦興集團有限公司

03 JAN 10 AM 8:36

19 December 2002

Mr. William Fahey
Bankers Trust Company
4 Albany Street
New York NY 10006
U.S.A.

Dear Mr. Fahey,

Hanny Holdings Limited
Announcement of Interim Results for the Six Months Ended September 30, 2002

We enclose the English and Chinese versions of the press announcement which appears on the Standard, the Hong Kong Economic Times and the Sing Pao Daily News today for your records. Thank you.

Yours sincerely,
For and on behalf of
HANNY HOLDINGS LIMITED

Judy

Judy Cheng
Company Secretary

Encls.

香港九龍觀塘鴻圖道51號保華企業中心8樓

The computation of diluted loss per share does not assume the exercise of the Company's option as their exercise price was higher than the average market price of the Company's shares for the six months ended September 30, 2002.

The computation of diluted earnings per share for the six months ended September 30, 2001 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for the period nor the exercise of warrants as the exercise price of the Company's warrants was higher than the average market price of the Company's shares for the period then ended.

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the six months ended September 30, 2002 (9.30.2001: Nil). Accordingly, no closure of Register of Members of the Company are proposed.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Results

During the six months ended September 30, 2002, the Group recorded an unaudited loss before minority interests of HK$109.0 million (9.30.2001 profit: HK$5.3 million), which was mainly composed of net loss from operations of HK$71.3 million (9.30.2001 profit: HK$49.3 million), finance costs of HK$15.7 million (9.30.2001: HK$39.2 million), share of net losses of associates of HK$12.3 million (9.30.2001: HK$3.1 million) and taxation (mainly under U.S. and Canadian tax jurisdictions) of HK$9.7 million (9.30.2001: HK$1.7 million).

From the perspective of business segments, the consolidated segment loss of HK$14.7 million (9.30.2001 profit: HK$44.7 million) comprised a promising profit of HK$91.3 million (9.30.2001: HK$55.3 million) from trading businesses of the "Memorex®" branded products and a loss of HK$106. 0 million (9.30.2001: HK$10.6 million) from trading of securities, which included realized and net unrealized holding losses on other investments.

Consistent with last year, the major portion of turnover came from trading businesses of the "Memorex®" branded products, which amounted to about HK$1,947.4 million, representing 12.6% growth from the same period last year of HK$1,730.2 million. Due to the continuous effort of tight cost control, gross trading profit for these six months was HK$431.4 million (9.30.2001: HK$355.1 million), a large increase by 21.5% and net trading profit was HK$91.3 million (9.30.2001: HK$55.3 million), an increase by 65.1% from that of the last period. It is encouraging that the "Memorex®" trading businesses still enjoyed significant growth in such a poor economy. However, in order to increase our market share and competitiveness, much greater efforts were made on distribution resulting in costs during this period increased significantly from that of the last period.

Liquidity and Financial Resources

Net available cash balances at September 30, 2002 stood at HK$155.5 million (3.31.2002: HK$141.3 million) accounted for 8.0% (3.31.2002: 6.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2002 was 1.37 (3.31. 2002: 1.56). The cash settlement of HK$228.3 million in relation to the acquisition of an associate, a listed company in Singapore, in April had reduced the Group's current ratio. The Group would consider refinancing the fundings used up in acquiring this associate partially by medium to long term borrowings.

BUSINESS AND OPERATIONS REVIEW 03 JAN 10 AM 8:36

Trading Operations

The results of the Group's core business for the past six months are encouraging. Amidst an industry with many players and a competitive pricing environment, Memorex® was still able to maintain its prominent leading market position in many product categories.

Despite many manufacturers vying to gain market share, the Group's business in recordable media remains strong in the United States. Sales of Memorex® CD-R media continued to rank No. 1. Most recently, Memorex® has also been recognized as the No. 1 market share leader for DVD recordable media.

The Group is very proud to share that we have well-established and solid partnerships with our major customers. This year, Memorex® was awarded the highest achievements given to vendors from Best Buy, CompUSA and Office Max. This is a great honor for the Group to accept and we hope that they will serve as an indication for the remainder of this year's success in the United States.

In Canada, Memorex® has made significant achievements for the past six months. Since the popularity of Memorex® products is ever-increasing, the sales levels of Memorex® products keeps growing. The Group's sales of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 while sales of CD-R media has successfully reached No. 2 in Canada. With a strong customer base, the Group hopes that sales of CD-R media will continue to increase so that Memorex® will achieve the No. 1 position in the market within the next quarter.

The results in Europe are also impressive. Memorex® was able to maintain a high turnover level notwithstanding the unstable price levels in the business of IT-hardware products in Europe. Memorex® was even able to achieve a two digit increase in turnover of 23% and 11% for the first and second quarters of 2002, respectively.

Input devices and media were constantly under price pressure due to a very weak overall market situation in Europe. In order to secure the profitability of the operations in Europe, Memorex® has implemented a number of cost cutting measures throughout the recent years. For example, the responsibility for inbound transport has been shifted from various shippers to Memorex®'s designated logistic partner, with major improvements not only on the cost side, but also for the visibility and accuracy of shipments. New vendors have been sourced, such as Moser Baer India in India and MPO in France, to avoid European Union anti-dumping levies and to allow Memorex® to be more flexible and react faster to market demands.

OUTLOOK

The Group is pleased to witness achievements and growth of its core business for the first half of 2002. The continued increase in turnover as a whole demonstrates the Group's successful market diversification strategies, expansion of product segments and value pricing.

Apart from improvements seen in the existing product range, Memorex® has persistently engaged in developing new, promising products for its customers. In the United States, we have successfully expanded our product lines to now include re-writable drives. Our full line of drives includes both CD and DVD versions along with the flexibility of offering internal and external versions of both. Our major customers have been very enthusiastic about this product line expansion and have supported the inclusion of them as part of our product offering.

By the end of this calendar year, Memorex® Canada will be launching its newly innovated batteries to the Canadian market. Memorex® is able to offer the latest technology to the European market by the upcoming introduction of the 52x CD-R media accompanied by other strong product categories such as Flash Media, Digital Audio and DVD media and input devices. We envisage that the enlarged

At September 30, 2002, total borrowings of the Group amounted to HK$601.8 million (3.31.2002: HK$654.4 million), of which HK$9.7 million (3.31.2002: HK$8.5 million) were not repayable within one year. The borrowings included bank borrowings of HK$298.9 million (3.31.2002: HK$278.2 million), other loans of HK$236.0 million (3.31.2002: HK$297.0 million), overdrafts of HK$64.3 million (3.31.2002: HK$76.1 million), and obligations under finance leases of HK$2.6 million (3.31.2002: HK$3.1 million).

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2002 was maintained at a low level of 28.7% (3.31.2002: 29.1%).

Pledge of Assets

At September 30, 2002, certain assets of the Group which amounted to HK$189.2 million (3.31.2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities.

Contingent Liabilities

There was no contingent liability for the Group at September 30, 2002 (3.31.2002: HK$9.4 million). However, certain margin clients' securities with an aggregate market value of HK$413.7 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Employees and Remuneration Policies

At September 30, 2002, there were approximately 1,000 staff (3.31.2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted or exercised during the period ended September 30, 2002.

For the coming years, the Group anticipates further growth of turnover in its core business as a result of continued geographic expansion of markets and further widening of the Memorex® product range. In addition, the Group will actively explore new business opportunities amidst the challenging global economic conditions to maximize returns for its shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2002.

AUDIT COMMITTEE

The members of the Audit Committee (the "Committee") comprises Mr. Tsang Link Carl, Brian and Ms. Ma Wai Man, Catherine who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at the Annual General Meeting in accordance with the Bye-Laws of the Company.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement for the six months ended September 30, 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on the website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in due course.

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 18, 2002

(Page 1)

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

SUMMARY OF RESULTS

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") announces the unaudited consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002.

Condensed Consolidated Income Statement

	Notes	Six months ended September 30, 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Turnover	(3)	**1,980,005**	1,750,154
Cost of sales		**(1,592,257)**	(1,406,919)
Gross profit		**387,748**	343,235
Other operating income	(4)	**66,556**	36,308
Distribution costs		**(275,534)**	(191,511)
Administrative expenses		**(187,773)**	(138,782)
Net unrealized holding loss on other investments		**(62,294)**	–
(Loss) profit from operations	(5)	**(71,297)**	49,250
Finance costs		**(15,672)**	(39,174)
Share of results of associates		**(12,305)**	(3,084)
(Loss) profit before taxation		**(99,274)**	6,992
Taxation	(6)	**9,744**	1,698
(Loss) profit before minority interests		**(109,018)**	5,294
Minority interests		**(35,881)**	(2,361)
(Loss) profit for the period		**(144,899)**	2,933
Dividends	(7)	**–**	9,647
(Loss) earnings per share	(8)		
Basic		**(2.26 cents)**	0.05 cent
Diluted		**(2.26 cents)**	0.05 cent

	Six months ended September 30, 2001 Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	1,157,989	572,259	19,906	1,750,154
Segment result	44,160	11,194	(10,626)	44,728
Interest income				17,973
Unallocated corporate expenses				(13,451)
Profit from operations				49,250

(4) **Other Operating Income**

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
Other operating income includes the following items:		
Unrealized holding gain on other investments	**–**	1,261
Interest income	**18,406**	17,973
Internet service income	**3,023**	4,998

(5) **(Loss) Profit from Operations**

(Loss) profit from operations has been arrived at after charging:

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
Depreciation and amortization of property, plant and equipment	**10,075**	9,407
Amortization of intangible assets	**10,107**	5,704
Loss on disposal of property, plant and equipment	**703**	3,887
Net realized loss on other investments	**43,694**	11,887

(6) **Taxation**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new and revised accounting policy. The adoption of these SSAPs has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

(3) Segment Information

Business Segments

	Six months ended September 30, 2002			
	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	1,284,451	662,998	32,556	1,980,005
Segment result	78,284	12,969	(105,988)	(14,735)
Interest income				18,406
Allowances for short term loans receivable and loan to an associate				(60,524)
Unallocated corporate expenses				(14,444)
Loss from operations				(71,297)

	HK$'000	HK$'000
The charge comprises:		
Overseas taxation	8,257	816
Share of tax on results of associates	1,487	882
	9,744	1,698

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

(7) Dividends

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
2001 final dividend of HK0.15 cent per share with a scrip dividend option	–	9,647

No dividends were paid during the period. The directors do not recommend the payment of any interim dividend for the period.

(8) (Loss) Earnings Per Share

The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
(Loss) earnings:		
(Loss) profit for the period and (loss) earnings for the purposes of basic and diluted (loss) earnings per share	(144,899)	2,933
	'000	'000
Number of shares:		
Weighted average number of shares for the purposes of basic (loss) earnings per share	6,412,114	6,429,961
Effect of dilutive potential shares in respect of share options	–	7,155
Weighted average number of shares for the purposes of diluted (loss) earnings per share	6,412,114	6,437,116

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
(錦興集團有限公司)*

(於百慕達註冊成立之有限公司)

截至二零零二年九月三十日止六個月之中期業績公佈

業績概要

錦興集團有限公司(「本公司」)董事會(「董事會」)提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合財務報表。

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
營業額	(3)	1,980,005	1,750,154
銷售成本		(1,592,257)	(1,406,919)
毛利		387,748	343,235
其他營運收入	(4)	66,556	36,308
分銷成本		(275,534)	(191,511)
行政開支		(187,773)	(138,782)
持有其他投資之未變現減值虧損		(62,294)	–
經營(虧損)溢利	(5)	(71,297)	49,250
財務費用		(15,672)	(39,174)
應佔聯營公司業績		(12,305)	(3,084)
除稅前(虧損)溢利		(99,274)	6,992
稅項	(6)	9,744	1,698
未計少數股東權益前(虧損)溢利		(109,018)	5,294
少數股東權益		(35,881)	(2,361)
本期間之(虧損)溢利		(144,899)	2,933
股息	(7)	–	9,647
每股(虧損)盈利	(8)		
基本		(2.26 仙)	0.05 仙
攤薄		(2.26 仙)	0.05 仙

附註：

(1) **編製基準**

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」。

(2) **主要會計政策**

簡明綜合財務報表乃按原始成本準則擬準，並已按若干物業及證券投資之重估

(6) **稅項**

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
海外稅項	8,257	816
應佔聯營公司業績之稅項	1,487	882
	9,744	1,698

在海外司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

因本集團若干公司於本期間錄得稅務虧損或本期間之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本期間並無為香港利得稅或海外稅項撥出準備。

(7) **股息**

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
二零零一年末期股息每股0.15港仙，可以股代息	–	9,647

期內並無派發任何股息，董事會並不建議於期內派發任何中期股息。

(8) **每股(虧損)盈利**

本期間之每股基本及攤薄(虧損)盈利乃根據下列數字計算：

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
(虧損)盈利：		
期內之(虧損)溢利及就每股基本及攤薄(虧損)盈利而言之(虧損)盈利	(144,899)	2,933
	千股	千股
股份數目：		
就每股基本(虧損)盈利而言之加權平均股數	6,412,114	6,429,961
有關購股權之攤薄潛在股份影響	–	7,155
就每股攤薄(虧損)盈利而言之加權平均股數	6,412,114	6,437,116

在計算每股攤薄虧損時，並無假設本公司之購股權獲行使，因為購股權之行使價高於截至二零零二年九月三十日止六個月內本公司股份之平均市價。

在計算截至二零零一年九月三十日止六個月之每股攤薄盈利時，並無假設本公

外匯及財資政策

本集團大部分業務交易、資產及負債均以港元及美元計價。本集團承受之外匯波動風險極為輕微。於貸款利率中，進口貸款之利率介乎倫敦銀行同業拆息或香港銀行同業拆息以上之水平，而銀行及其他貸款之利率則為最優惠利率以上水平。於結算日，本集團並無訂立任何利率投機及對沖合約。

僱員及薪酬政策

於二零零二年九月三十日，本集團僱用約1,000名員工(二零零二年三月三十一日：1,000名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年亦會作出定期檢討。除培訓計劃、強制性公積金計劃及醫療保險及酌情給予花紅予僱員外，本集團亦會根據對僱員個別優良表現而給予購股權。於截至二零零二年九月三十日止期間內，本集團並無授予及並無任何僱員已行使任何購股權。

業務及業務運作回顧

貿易業務

於過去六個月內，本集團核心業務之業績令人鼓舞。雖然業內競爭者林立而且價格競爭激烈，但Memorex®仍能保持多種產品類別之市場領導地位。

儘管眾多生產商不斷爭相嘗試取得更高市場佔有率，但本集團之收錄媒體業務在美國依然保持強勢，Memorex®之可收錄光碟媒體一直高踞銷售排行榜之首位。最近，Memorex®更被公認為數碼光碟收錄媒體市場佔有率之冠。

本集團與主要客戶已建立良好及穩健之夥伴關係，對此我們引以為傲。本年內，Memorex®更獲Best Buy、CompUSA及Office Max頒發予廠家之最高成就獎。本集團對獲獎深感榮幸，冀盼獎項亦能代表本集團於本年餘下時間在美國市場的佳績。

於加拿大，Memorex®過去六個月取得了重大成功。由於Memorex®之受歡迎程度與日俱升，故此產品銷售額亦相應持續增加。本集團之空白錄影帶、空白錄音帶及3.5吋電腦磁碟之銷售額在加拿大稱冠，而可收錄光碟媒體之銷售額亦高踞第二位。本集團希望憑藉強大之客戶基礎，使可收錄光碟媒體之銷售額可保持升勢，進而使Memorex®能夠在來季穩佔市場首席位置。

本集團在歐洲方面之業績亦甚為可喜。雖然歐洲市場之資訊科技硬件產品業務出現價格水平波動，但Memorex®依然取得甚高之營業額水平，甚至成功於二零零二年首季及次季分別錄得23%及11%之雙位數字營業額升幅。

由於整體歐洲市場環境偏弱，以致輸入裝置及媒體之售價長期受壓。Memorex®於最近數年已採取一系列減省成本之措施，以確保歐洲業務之盈利能力。例如，本集團已將原本由不同船公司負責之回航貨運交由Memorex®

於本期間內，本集團首次採納多項全新及經修訂之會計實務準則，致使本集團須採納以下全新及經修訂之會計政策。採納該等會計實務準則對本期間或過往會計期間之業績並無構成重大影響。本集團因此無須調整過往會計期間之業績。

外幣

會計實務準則第11號（經修訂）項目「外幣折算」不再容許選擇以該期間結算日之匯率折算海外業務收益表。海外業務收益表現需以平均匯率折算。因此，本集團營運業務之資產及負債在綜合賬目時均按結算日適用之匯率折算。收入及開支項目均以該期間之平均匯率折算。所產生之任何匯兌差額（如有），會歸類為股本並撥入本集團之外幣兌換儲備。該等折算差額會在營運業務出售期間確定為收入或開支。此項會計政策變動並無對本期間或過往會計期間之業績構成任何重大影響。

(3) 分類資料

業務分類

	截至二零零二年九月三十日止六個月			
	買賣電腦相關產品 千港元	買賣消費者電子產品 千港元	買賣證券 千港元	綜合 千港元
營業額				
外部銷售	1,284,451	662,998	32,556	1,980,005
分類業績	78,284	12,969	(105,988)	(14,735)
利息收入				18,406
應收短期貸款及借貸予一間聯營公司貸款之撥備				(60,524)
未分配之公司開支				(14,444)
經營虧損				(71,297)

	截至二零零一年九月三十日止六個月			
	買賣電腦相關產品 千港元	買賣消費者電子產品 千港元	買賣證券 千港元	綜合 千港元
營業額				
外部銷售	1,157,989	572,259	19,906	1,750,154
分類業績	44,160	11,194	(10,626)	44,728
利息收入				17,973
未分配之公司開支				(13,451)
經營溢利				49,250

(4) 其他營運收入

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
其他營運收入包括下列各項：		
持有其他投資之未變現收益	–	1,261
利息收入	18,406	17,973
互聯網服務收入	3,023	4,998

(5) 經營（虧損）溢利

經營（虧損）溢利已扣除下列各項：

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
物業、機器及設備之折舊及攤銷	10,075	9,407
無形資產攤銷	10,107	5,704
出售物業、機器及設備之虧損	703	3,887
其他投資之已變現虧損淨額	43,694	11,887

董事會並不建議派發截至二零零二年九月三十日止六個月之任何中期股息（二零零一年九月三十日：無）。因此，本公司並不建議暫停股份過戶登記手續。

管理層討論及分析

財務回顧

業績

截至二零零二年九月三十日止六個月，本集團錄得未經審核未計少數股東權益前虧損約109,000,000港元（二零零一年九月三十日溢利：5,300,000港元）。其中主要包括經營虧損淨額71,300,000港元（二零零一年九月三十日溢利：49,300,000港元）、財務費用15,700,000港元（二零零一年九月三十日：39,200,000港元）、應佔聯營公司虧損淨額12,300,000港元（二零零一年九月三十日：3,100,000港元）以及主要根據美國及加拿大稅務法例而須繳交之稅項9,700,000港元（二零零一年九月三十日：1,700,000港元）。

以業務分類計算，綜合之分類業務虧損為14,700,000港元（二零零一年九月三十日溢利：44,700,000港元），包括Memorex®品牌產品貿易業務之可觀溢利91,300,000港元（二零零一年九月三十日：55,300,000港元），及買賣證券之虧損106,000,000港元（二零零一年九月三十日：10,600,000港元）（當中包括持有其他投資之已變現及未變現虧損淨額）。

情況與去年相仿，本期間營業額大部分來自Memorex®品牌產品之貿易業務，金額為1,947,400,000港元，較去年同期之1,730,200,000港元增加約12.6%。透過不斷加緊控制成本，本六個月期間之整體貿易毛利躍升21.5%達431,400,000港元（二零零一年九月三十日：355,100,000港元），貿易溢利淨額則較去年同期上升65.1%至91,300,000港元（二零零一年九月三十日：55,300,000港元）。Memorex®之貿易業務在疲弱之經濟環境下仍能取得強勁升幅實在令人鼓舞。然而，為求增加市場佔有率與競爭力而加強分銷工作，致使本期間所產生之分銷成本亦較去年同期大幅上升。

流動資金及財政資源

於二零零二年九月三十日之可動用現金結存淨額為155,500,000港元（二零零二年三月三十一日：141,300,000港元），佔本集團有形資產淨值之8.0%（二零零二年三月三十一日：6.7%）。本集團於二零零二年九月三十日之流動比率（流動資產／流動負債）為1.37（二零零二年三月三十一日：1.56）。有關今年四月收購一間聯營公司（一間新加坡上市公司）之現金交收228,300,000港元，使本集團之流動比率有所下降。本集團因此會考慮以中至長期借款作為收購此聯營公司之部分資金來源。

於二零零二年九月三十日，本集團之借款總額為601,800,000港元（二零零二年三月三十一日：654,400,000港元），其中9,700,000港元（二零零二年三月三十一日：8,500,000港元）不須於一年內償還。有關借款包括銀行借款298,900,000港元（二零零二年三月三十一日：278,200,000港元）、其他貸款236,000,000港元（二零零二年三月三十一日：297,000,000港元）、透支64,300,000港元（二零零二年三月三十一日：76,100,000港元）及融資租約責任2,600,000港元（二零零二年三月三十一日：3,100,000港元）。

資產負債比率

於二零零二年九月三十日之資產負債比率（借款／股東資金）仍然維持於28.7%之低水平（二零零二年三月三十一日：29.1%）。

資產抵押

於二零零二年九月三十日，本集團將價值189,200,000港元（二零零二年三月三十一日：306,200,000港元）之若干資產抵押予銀行及財務機構以取得貸款備用額。

或然負債

本集團於二零零二年九月三十日並無任何或然負債（二零零二年三月三十一日：9,400,000港元）。然而，本集團將屬於若干孖展客戶，總市值為413,700,000港元（二零零二年三月三十一日：516,800,000港元）之證券抵押予銀行，藉此為一間附屬公司取得一般銀行信貸額。

展望

本集團喜見核心業務於二零零二年上半年取得成功與增長。整體營業額持續上升，足以證明本集團之市場分散策略運用得宜、成功擴闊產品類別及做到物有所值。

Memorex®除了對現有產品系列作出改良外，更不斷致力為客戶開發具市場價值之全新產品。在美國市場，本集團之產品種類現已擴大至包括可多次收錄之光碟機。本集團提供之全線光碟機產品備有光碟及數碼光碟兩種版本，兩者均有內置式及外置式以供選擇。一直以來，本集團主要客戶殷切期望上述產品種類之擴充，並支持將之納入本集團提供之產品系列。

預料二零零二年底之前，Memorex® Canada將會在加拿大市場推出其最新研製之電池。Memorex®即將在歐洲市場推出52倍速之可收錄光碟媒體，連同其他強勢產品類別，例如Flash Media、數碼音像與數碼光碟媒體以及輸入裝置，從而可為歐洲市場提供最新之技術。本集團期望擴闊後之產品類別會為集團帶來額外收益及提升其市場競爭能力。

展望未來，在市場地域不斷擴張以及Memorex®產品系列增多的配合下，本集團預期核心業務之營業額亦可因此再度增長。除此以外，本集團將會在充滿挑戰之全球經濟環境下積極探索各項全新商機，從而為股東取得最大回報。

購買、出售或贖回本公司之上市證券

於截至二零零二年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之上市證券。

審核委員會

審核委員會（「委員會」）之成員包括本公司兩名獨立非執行董事曾令嘉先生及馬慧敏女士。委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務申報事宜進行磋商，其中包括審閱截至二零零二年九月三十日止六個月之未經審核綜合中期業績。

最佳應用守則

董事概無獲悉任何資料，足以合理顯示本公司現時或於截至二零零二年九月三十日止六個月內，並無遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在股東週年大會上依章輪值告退。

於聯交所網站刊登其他資料

截至二零零二年九月三十日止六個月之詳盡中期業績公佈會包含上市規則附錄16第46(1)至46(6)段所規定之全部資料，稍後將於適當時候在香港聯合交易所有限公司（「聯交所」）網站內刊登。

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持，同時亦藉此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零二年十二月十八日

• *僅供識別*